Exhibit (11)(w)

Amended and Restated Investment Management Services Agreement
Between College Retirement Equities Fund and
TIAA-CREF Investment Management, LLC

SCHEDULE B

2012 Reimbursement Rates

Expense Deductions (as a percentage of average net assets)

For the year May 1, 2012 through April 30, 2013

Stock Account	0.00038% (corresponds to an annual rate of 0.140%)

Global Equities Account	0.00047% (corresponds to an annual rate of 0.170%)

Growth Account	0.00033% (corresponds to an annual rate of 0.120%)

Equity Index Account	0.00021% (corresponds to an annual rate of 0.075%)

Bond Market Account	0.00026% (corresponds to an annual rate of 0.095%)

Inflation-Linked Bond Account	0.00026% (corresponds to an annual rate of 0.095%)

Social Choice Account	0.00029% (corresponds to an annual rate of 0.105%)

Money Market Account	0.00018% (corresponds to an annual rate of 0.065%)

Date: Effective May 1, 2012 in accordance with prior approval by the CREF Board on March 29, 2012.